Exhibit 99.3

Master Q&A

Investors, Analysts and Media

1.	Why sell now? What makes this a good deal for stockholders?
The announcement follows an open and thorough review of strategic alternatives undertaken by the Board to maximize stockholder value:
	●	A committee of The Fresh Market Board of Directors, comprised of three independent directors, was advised by experienced financial (J.P. Morgan Securities LLC) and legal (Cravath, Swaine & Moore LLP and Richards, Layton & Finger, P.A.) advisors.
	●	With the assistance of J.P. Morgan, The Fresh Market identified numerous interested parties.
	●	The committee negotiated the transaction and recommended it to the full Board.
	●	After a comprehensive assessment, the Board – other than Ray Berry, Chairman and Founder of The Fresh Market, who recused himself from all Board discussions related to the review and from the Board vote approving the transaction – unanimously concluded that the proposal put forth by Apollo presented the most value and was in the best interests of the Company and its stockholders.
This transaction, which will be implemented through a cash tender offer at $28.50 per share, delivers substantial and immediate value to stockholders. The offer represents a premium of:
	●	24% to The Fresh Market’s closing share price on March 11, 2016.
	●	53% to The Fresh Market’s closing share price on February 10, 2016, the day prior to media speculation regarding a potential transaction.

2.	Can you describe the Board’s process? Did the Board consider any other strategic alternatives?

In October 2015, The Fresh Market announced that the Company and its Board of Directors would conduct a strategic and financial review of The Fresh Market’s business, which would include the evaluation of a range of options, including continuing to pursue value-enhancing initiatives as a standalone company, capital structure optimization, a sale of the Company and/or other business combinations.

As part of that effort, The Fresh Market Board formed a committee of independent directors, who worked with experienced financial and legal advisors to, among other things, solicit and evaluate offers from various parties who were interested in acquiring The Fresh Market.  After an open and thorough process, the Board concluded Apollo’s offer presented the most value and was in the best interests of the Company and its stockholders.

3.	What strategic alternatives did the Board consider?

The Board considered a wide range of initiatives and strategic alternatives, including the Company’s standalone plan, capital structure optimization, a sale of the Company and/or other business combinations.

4.	Why did the Board decide that pursuing a sale was more beneficial than maintaining the status quo or pursuing another strategic alternative?

The purpose of the work we’ve done over the last few months – including the strategic and financial review and our performance initiatives – has been to improve our operational efficiency, enhance our brand differentiation and deliver better value for our customers and stockholders.  We would not have agreed to a sale unless we believed it delivered maximum value to our stockholders and furthered these objectives.

5.	How many other interested parties were involved?

With the assistance of J.P. Morgan, the Board conducted a thorough process which identified numerous interested parties.  Additional details regarding the process will be addressed in later filings which we expect will be made in due course.

6.	How many other offers did you receive? From who? At what price?
Details regarding the process will be addressed in later filings which we expect will be made in due course.

7.	There were reports towards the end of last year that you had an offer from Apollo – is this the same offer?

I can’t speak to market rumors and speculation.  What I can tell you is that today’s announcement is the result of an extensive and thorough process undertaken by the Board and its independent committee, with the assistance of J.P. Morgan, the Company’s outside financial advisor.

This transaction, which will be implemented through a cash tender offer at $28.50 per share, delivers substantial and immediate value to stockholders. The offer represents a premium of:
● 24% to The Fresh Market’s closing share price on March 11, 2016.
● 53% to The Fresh Market’s closing share price on February 10, 2016, the day prior to media speculation regarding a potential transaction.

Additional details regarding the process will be addressed in later filings which we expect will be made in due course.

8.	There were reports recently that Kroger was interested in acquiring The Fresh Market. Is this true and, if so, why didn’t you pursue a sale with them?

I can’t speak to market rumors and speculation.  What I can tell you is that today’s announcement is a result of an extensive and thorough process undertaken by the Board and its independent committee, with the assistance of J.P. Morgan, the Board’s outside financial advisor.

Additional details regarding the process will be addressed in later filings which we expect will be made in due course.

9.	Was this transaction unanimously approved by your Board of Directors? If not, why?

The transaction was unanimously approved by The Fresh Market Board with the exception of Ray Berry, Chairman and Founder of The Fresh Market, who recused himself from all Board discussions related to the review and from the Board vote approving the transaction.

10.	Is there a go-shop?

Yes.  There is a 21-day “go-shop” period.  During this time, the Company is permitted to actively solicit superior proposals.  There is no assurance the “go-shop” provision will result in a higher offer, and the Company does not intend to discuss any developments with regard to this process unless and until the Company’s Board of Directors makes a decision with respect to any potential superior proposal.

11.	If you ran an extensive process why do you feel the need to include a go-shop provision?
The inclusion of a go-shop provision is common in a transaction of this nature and benefits The Fresh Market stockholders by ensuring they receive maximum value for their shares.

12.	How likely is it that you receive a superior proposal?
We cannot speculate as to the outcome of the go-shop period.

13.	Does Apollo have financing in place? Under what terms? Is there any risk to their financing?

Apollo has fully committed financing in place for the transaction. It will be financed primarily through the incurrence of $800 million in new senior secured notes and an equity contribution of approximately $525 million from funds managed by Apollo in addition to the equity rollover from the Berrys.  The Fresh Market will also enter into a new $100 million revolving credit facility concurrently with the closing of the merger.

14.	Is there a break-up fee payable by the Company?
The transaction also includes a break-up fee structure:
● During the go-shop: $17 million break-up fee, plus reimbursement of up to $4 million of transaction-related expenses.
● After the go-shop: $34 million break-up fee, plus reimbursement of up to $4 million of transaction-related expenses.

15.	What was the Berry family’s involvement in this process? Was the transaction conditioned on their participation?

Ray Berry, Chairman and Founder of The Fresh Market, recused himself from all Board discussions related to the review and from the Board vote approving the transaction.  Ray Berry and Brett Berry, who collectively own approximately 9.8% of The Fresh Market’s outstanding shares, have agreed not to tender shares held by them into the tender offer and will both participate and rollover the vast majority of their holdings in the transaction with Apollo.

No, the proposal from Apollo was not conditioned on participation by the Berry family.

16.	Given Ray and Brett Berry have chosen to rollover the vast majority of their holdings, does that mean they will play a more active role in the Company alongside Apollo?

The Berry family founded The Fresh Market and, while they continue to be involved, their role will be one of an investor rather than an active manager.  They look forward to partnering with Apollo and nothing will change regarding their role or involvement under the new ownership.

17.	How does the tender offer process work? What other approvals are necessary?

The transaction will be implemented through a cash tender offer at $28.50 per share.  The transaction requires satisfaction of the minimum tender condition of more than 50 percent of the Company’s common shares (other than shares held by Ray and Brett Berry that are being rolled over) as well as anti-trust clearance and other customary closing conditions.  We expect it to close in the second quarter of 2016.

18.	What happens if you don’t receive the requisite amount of shares tendered?
We are confident that this transaction delivers substantial value to stockholders. We are not going to speculate on other outcomes.

19.	Do you anticipate any regulatory difficulties associated with the transaction?
We don’t anticipate any anti-trust issues.

20.	Will Rick Anicetti remain CEO? Will there be other management changes?
The current management team looks forward to working with Apollo.

21.	Who is George Golleher and why has Apollo has chosen to bring him onboard? What role will he have in the Fresh Market?

We can’t speak on behalf of Apollo, however, Mr. Golleher and Apollo have a long-term operating partner consulting relationship.  Mr. Golleher has deep industry expertise, having served as former Chief Executive Officer of Smart & Final and Ralphs Grocery Company/Food-4-Less during ownership by other Apollo affiliated funds and has decades of experience in the grocery and specialty retail industry.

Mr. Golleher will be a co-investor with the Apollo funds in the transaction, and will be appointed to The Fresh Market’s Board of Directors following the closing.

22.	What will happen to The Fresh Market headquarters in Greensboro, NC?
There is no current indication that the Company’s headquarters will change.

23.	Does this change The Fresh Market’s strategy?

Apollo supports our strategy and plans and our long-term business objectives – they’ve made it clear that they look forward to working with us to deliver the most inspiring and engaging food shopping experience in the industry with best-in-class customer service.  The performance initiatives announced at the end of last year are still an integral part of our business.

We are, and have been, on the right track and we are committed to remaining focused on our customers, our responsibilities and the work already underway.

Employees

24.	Why is Apollo taking The Fresh Market private?

In October 2015, The Fresh Market announced that the Company and its Board of Directors would conduct a strategic and financial review of The Fresh Market’s business, which would include the evaluation of a range of options, including continuing to pursue value-enhancing initiatives as a standalone company, capital structure optimization, a sale of the Company and/or other business combinations.

As part of that effort, The Fresh Market Board formed a committee of independent directors, who worked with experienced financial and legal advisors to, among other things, solicit and evaluate offers from various parties who were interested in acquiring The Fresh Market.  After an open and thorough process, the Board concluded Apollo’s offer presented the most value and was in the best interests of the Company and its stockholders.

25.	What does it mean to be a private company?
When a company “goes private” its stock is no longer traded in the public market. The Fresh Market will no longer be owned by public stockholders but instead will be an Apollo portfolio company.

26.	Who is Apollo? What experience do they have in the grocery industry?

Apollo is a highly respected investment firm that manages approximately $170 billion in assets.  Apollo has successfully worked with dozens of companies like ours across a core group of nine industries – including Grocery, Specialty Retail, Food & Beverage and Consumer Products – to strengthen their market positions and grow their businesses.  Some of their previous grocery investments include Sprouts Farmers Markets, Smart & Final, Ralphs Grocery Company and Dominick’s Supermarkets.

27.	What does this mean for me and my job?

From an operational perspective, it is business as usual in the near term.  Over the longer term, Apollo has made it clear that they look forward to working with us to deliver the most inspiring and engaging food shopping experience in the industry with best-in-class customer service.

28.	Will there be any changes to my salary or benefits?

We recognize the need to offer attractive compensation and benefits to our employees, and together with Apollo, we will work to continue to offer competitive pay, benefits and incentive programs that reward performance.

29.	How will this impact our customers? What does this mean for our stores?
It remains business as usual. Our number one priority is serving our customers and delivering a great, fresh food shopping experience.

Any changes made in stores over time are more likely to be related to the performance initiatives we already have underway than to this acquisition.

30.	Will there be management changes as a result of this announcement?
The current management team looks forward to working with Apollo.

31.	What will happen to our headquarters in Greensboro, NC?
There is no current indication that the Company’s headquarters will change.

32.	Does this change any of the initiatives we’ve been working on or our long-term strategic plan?

Apollo has seen and supports our strategic plan and our long-term business objectives.  The performance initiatives announced at the end of last year are still an integral part of our business and should remain a priority in your day-to-day role.  We now have the added benefit of their experience to help us execute our plan.  It is important to remain focused on our customers, our responsibilities and the work already underway.

33.	When will the transaction close? When will we be given another update? Who should I contact with additional questions?
The transaction that we announced today is expected to close in the second quarter of 2016. Should you have any additional questions, please contact your manager.

34.	What should I do if I am contacted by the media?
If you receive any calls, please direct them to Investor Relations at (336) 615-8065.

Vendors

35.	How does this impact my relationship with The Fresh Market?

Today’s announcement is just the first step in the process.  The transaction is not expected to close until the second quarter of 2016.  Until then, it is business as usual at The Fresh Market.  Your contacts at The Fresh Market remain the same.

36.	How will this announcement impact future orders?
It is too early to speculate about that. As always, we will communicate with you in an open, transparent manner regarding our business relationship.

37.	Is The Fresh Market in trouble financially?

Not at all.  Apollo is attracted to our business due to the strength of our brand and our track record of providing high-quality products and customer service.  It’s worth noting that Apollo is a highly-respected investment firm whose substantial resources and industry experience will enable us to invest in our future growth.

38.	Who should I contact if I have more questions?
Your contact at The Fresh Market has not changed and you should continue to direct any inquiries to them as you normally would.

Landlords

39.	How will this transaction impact the leases we have in place with The Fresh Market?
We do not anticipate changes to the leases The Fresh Market has in place as a result of this transaction.

40.	Is it likely that there will be cost-cutting initiatives or store closures that will impact future leases?
It is too early to speculate about that. As always, we will communicate with you in an open, transparent manner regarding our business relationship.

41.	Who should I contact if I have more questions?
Your contact at The Fresh Market has not changed and you should continue to direct any inquiries to them as you normally would.

Forward Looking Statements

This communication contains forward-looking statements in addition to historical information. The Fresh Market uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that The Fresh Market intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as The Fresh Market industry, business strategy, goals and expectations concerning The Fresh Market’s market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.  The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of The Fresh Market’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for The Fresh Market will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement for the proposed transaction, including in circumstances which would require The Fresh Market to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on The Fresh Market’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from The Fresh Market’s ongoing business operations; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xii) other factors as set forth from time to time in The Fresh Market’s filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended January 25, 2015 and any subsequent Form 10-Qs.  Any forward-looking statement made by The Fresh Market in this communication speaks only as of the date hereof. Factors or events that affect the proposed transaction or could cause The Fresh Market’s actual results to differ may emerge from time to time, and it is not possible for The Fresh Market to predict all of them. The Fresh Market undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Additional Information and Where to Find It

The tender offer for the outstanding shares of The Fresh Market referenced in this communication has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Apollo and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Apollo and its acquisition subsidiary Pomegranate Merger Sub, Inc. will file tender offer materials on Schedule TO, and The Fresh Market thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE FRESH MARKET ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE FRESH MARKET SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of The Fresh Market at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s web site at www.sec.gov. Investors and securityholders may obtain a free copy of the Solicitation/Recommendation Statement and other related documents (when available) that The Fresh Market files with the SEC, free of charge, from The Fresh Market at ir.thefreshmarket.com or by directing a request to Investor Relations, at 336-615-8065 or investorrelations@thefreshmarket.com.